Ex. (m)(7)
June 1, 2007

The Board of Directors
Jennison Natural Resources Fund, Inc.
Gateway Center Three
100 Mulberry Street
Newark, New Jersey 07102

Re:    Management Fee Reduction: Jennison Natural Resources Fund, Inc. (the “Fund”)

To the Board of Directors:

Effective June 1, 2007, Prudential Investments LLC (“PI”), as the Investment Manager to the Fund, has contractually agreed, through September 30, 2008, to waive a portion of the management fee that it would otherwise receive under the terms of the management agreement between PI and the Fund dated February 23, 2001.

Effective as of June 1, 2007, PI agrees to a waiver equivalent to 0.05% of the management fee rate on average daily net assets over $2 billion that would otherwise be applicable under the terms of the management agreement.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC

By:	/s/ Robert F. Gunia
Name:	Robert F. Gunia
Title:	Executive Vice President